SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)

                          Skyterra Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                               Voting Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    83087K107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              William R. Lucas, Jr.
                          One Riverchase Parkway South
                            Birmingham, Alabama 35244
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 9, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Master Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     20,312,665

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     20,312,665

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,312,665

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47.5%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     20,312,665

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     20,312,665

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,312,665

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47.5%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     20,312,665

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     20,312,665

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,312,665

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47.5%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     8,125,875

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     8,125,875

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,125,875

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.3%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations GP, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     8,125,875

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     8,125,875

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,125,875

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.3%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC - New York, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     9,142,831

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     9,142,831

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,142,831

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.0%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbert Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     29,455,496

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     29,455,496

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,455,496

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     63.2%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     29,455,496

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     29,455,496

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,455,496

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     63.2%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     29,455,496

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     29,455,496

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,455,496

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     63.2%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 83087K107
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     29,455,496

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     29,455,496

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,455,496

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     63.2%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 83087K107
          ---------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JANUARY 7, 2008.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON JANUARY 7, 2008.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 20,312,665 Shares.

As of the date hereof Harbinger Management may be deemed to beneficially own 20,312,665 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 20,312,665 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 8,125,875 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 8,125,875 Shares.

As of the date hereof HMCNY may be deemed to beneficially own 9,142,831 Shares.

As of the date hereof HMC may be deemed to beneficially own 29,455,496 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 29,455,496 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 29,455,496 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 29,455,496 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The Reporting Persons have acquired their Shares for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. Other than as expressly set forth below, the Reporting Persons have no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

On April 7, 2008, Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund") and Harbinger Special Situations Fund, LP (the "Special Fund" and, together with the Master Fund, "Harbinger") entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with Apollo Investment Fund IV, L.P. ("AIF-IV"), Apollo Overseas Partners IV, L.P. ("Overseas IV"), AIF IV/RRRR LLC, ("AIF IV/RRRR"), AP/RM Acquisition LLC ("AP/RM") and ST/RRRR LLC ("ST/RRRR" and, together with AIF IV, Overseas IV, AIF IV/RRRR and AP/RM, each a "Stockholder" and collectively, the "Stockholders"), pursuant to which Harbinger agreed to purchase from the Stockholders, for an aggregate purchase price of $164,081,290 (the "Purchase Price"), (i) 10,224,532 shares of voting common stock (the "Voting Common Stock"), par value $0.01 per share of the Issuer (the "Voting Shares"), (ii) 6,173,597 shares of non-voting common stock (the "Non-Voting Common Stock"), par value $0.01 per share of the Issuer (the "Non-Voting Shares"), (iii) 234,633 Series 1-A Warrants of the Issuer entitling the holders thereof to purchase a maximum aggregate of 652,711 shares of Voting Common Stock at an exercise price of $20.39 per share, subject to adjustment (the "Series 1-A Warrants"), and (iv) 9,810,033 Series 2-A Warrants of the Issuer entitling the holders thereof to purchase a maximum aggregate of 2,560,182 shares of Voting Common Stock at an exercise price of $25.85 per share, subject to adjustment (the "Series 2-A Warrants" and, together with the Series 2-A Warrants, the "Warrants"). The Purchase Price paid by Harbinger represents a price of (i) $10.00 per share for each share of Voting Common Stock and Non-Voting Common Stock and (ii) $100,000.00 in the aggregate for the Warrants. The Voting Shares, the Non-Voting Shares and the Warrants are collectively referred to as, the "Securities". The transactions contemplated by the Securities Purchase Agreement closed on April 9, 2008 (the "Closing Date").

On the Closing Date, in exchange for payment of the Purchase Price, the Stockholders delivered (i) to Harbinger, all instruments necessary to indefeasibly transfer to Harbinger 9,781,707 Voting Shares, the Non-Voting Shares and the Warrants and (ii) to Akin Gump Strauss Hauer and Feld LLP, in its capacity as Escrow Agent (the "Escrow Agent") under the Escrow Agreement (the "Escrow Agreement"), among the Master Fund, the Special Fund, each of the Stockholders and the Escrow Agent, certificates representing 442,825 Voting Shares (the "Remaining Shares"), together with signed stock powers and other instruments executed in blank to permit the Escrow Agent to effect the delivery and transfer of the Remaining Shares in accordance with the terms of the Securities Purchase Agreement and the Escrow Agreement.

In accordance with the terms of the Securities Purchase Agreement and the Escrow Agreement, the Remaining Shares will be held in escrow by the Escrow Agent, from the Closing Date until such time as Harbinger instructs the Escrow Agent, after satisfaction of the conditions described below, to transfer and deliver the Remaining Shares (the "Escrow Break Date"), together with any additional shares of Common Stock or other securities or other property other than ordinary cash dividends ("Non-Cash Distributions" and, together with the Remaining Shares, the "Escrowed Property") delivered to the Escrow Agent in accordance with the terms of the Securities Purchase Agreement as result of any split, combination or reclassification of the Issuer's Voting Common Stock or Non-Voting Common Stock effected by the Issuer or any dividend declared by the Issuer, to Harbinger or its designee.

Harbinger has agreed that (i) it will not instruct the Escrow Agent to transfer, deliver or effect the registration of any Escrowed Property in the name of the Master Fund, the Special Fund or their respective nominees without Harbinger's first having obtained any necessary approvals from the Federal Communications Commission to acquire the Escrowed Property, and (ii) it shall not have the power to direct the Escrow Agent to transfer and deliver the Escrowed Property in the name of the Master Fund, the Special Fund or their respective nominees or to sell the Escrowed Property unless and until Harbinger delivered to the Escrow Agent an opinion of FCC counsel to Harbinger to the effect that such disposition would not violate the Communications Act of 1934.

Until the Escrow Break Date, (i) title to the Escrowed Property will remain vested solely in the Stockholders and the Escrowed Property will remain registered on the books of the Issuer in the name of the Stockholders or their respective nominees, (ii) the Stockholders will have the right to vote the Remaining Shares and other voting securities included within the Escrowed Property and (iii) the Stockholders will have the right to receive and retain any cash dividends declared or paid by the Issuer with respect to the Remaining Shares or other securities included within the Escrowed Property.

Harbinger disclaims any and all beneficial ownership of the Escrowed Property until such time as the Escrowed Property is transferred and delivered to the Master Fund, the Special Fund or one of their respective affiliates.

In satisfaction of certain of the conditions to Harbinger's purchase of the Securities from the Stockholders, as of the Closing Date, the Stockholders caused (i) the authorized size of the board of directors of the Issuer (the "Board of Directors") to be increased from six members to seven members, (ii) each of Andrew D. Africk and Jeffrey Leddy to resign from the Board of Directors and from the board of directors of each subsidiary of the Issuer and to be replaced by Paul S. Latchford, Jr. and Jose A. Cecin, Jr., each designated by Harbinger, and (iii) Alexander H. Good to be elected to the Board of Directors.

The Securities Purchase Agreement contains customary representations, warranties and closing conditions. A copy of the Securities Purchase Agreement is filed as Exhibit C hereto and is incorporated herein by reference. A copy of the Escrow Agreement is filed as Exhibit D hereto and is incorporated herein by reference.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Board of Directors, other significant stockholders and others regarding alternatives that the Issuer could employ to increase stockholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons reserve the right to act in concert with any other stockholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of actions to the Issuer's management, the Board of Directors, the Issuer's stockholders and others.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 20,312,665 Shares, constituting 47.5% of the Shares of the Issuer, based upon 42,771,360* Shares outstanding as of the date of this filing.

     The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 20,312,665 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 20,312,665 Shares.

The Master Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

The Master Fund specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund and then the Master Fund specifically disclaims beneficial ownership in the Escrowed Property except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 20,312,665 Shares, constituting 47.5% of the Shares of the Issuer, based upon 42,771,360* Shares outstanding as of the date of this filing.

     Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 20,312,665 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 20,312,665 Shares.

Harbinger Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

Harbinger Management specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund and then Harbinger Management specifically disclaims beneficial ownership in the Escrowed Property except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 20,312,665 Shares, constituting 47.5% of the Shares of the Issuer, based upon 42,771,360* Shares outstanding as of the date of this filing.

     HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 20,312,665 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 20,312,665 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

HCM Investors specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund and then HCM Investors specifically disclaims beneficial ownership in the Escrowed Property except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 8,125,875 Shares, constituting 21.3% of the Shares of the Issuer, based upon 38,116,897* Shares outstanding as of the date of this filing.

     The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,125,875 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,125,875 Shares.

The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

The Special Fund specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund and then the Special Fund specifically disclaims beneficial ownership in the Escrowed Property except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 8,125,875 Shares, constituting 21.3% of the Shares of the Issuer, based upon 38,116,897* Shares outstanding as of the date of this filing.

     HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,125,875 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,125,875 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

HCPSS specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund and then HCPSS specifically disclaims beneficial ownership in the Escrowed Property except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 9,142,831 Shares, constituting 24.0% of the Shares of the Issuer, based upon 38,116,897* Shares outstanding as of the date of this filing.

     HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,142,831 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 9,142,831 Shares.

HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

HMCNY specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund and then HMCNY specifically disclaims beneficial ownership in the Escrowed Property except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 29,455,496 Shares, constituting 63.2% of the Shares of the Issuer, based upon 46,622,594* Shares outstanding as of the date of this filing.

     HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 29,455,496 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 29,455,496 Shares.

HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

HMC specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund and then HMC specifically disclaims beneficial ownership in the Escrowed Property except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 29,455,496 Shares, constituting 63.2% of the Shares of the Issuer, based upon 46,622,594* Shares outstanding as of the date of this filing.

     Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 29,455,496 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 29,455,496 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

Mr. Falcone specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund and then Mr. Falcone specifically disclaims beneficial ownership in the Escrowed Property except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 29,455,496 Shares, constituting 63.2% of the Shares of the Issuer, based upon 46,622,594* Shares outstanding as of the date of this filing.

     Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 29,455,496 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 29,455,496 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

Mr. Harbert specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund and then Mr. Harbert specifically disclaims beneficial ownership in the Escrowed Property except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 29,455,496 Shares, constituting 63.2% of the Shares of the Issuer, based upon 46,622,594* Shares outstanding as of the date of this filing.

     Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 29,455,496 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 29,455,496 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

Mr. Luce specifically disclaims beneficial ownership of the Escrowed Property (as defined in Item 4) until such time as the Escrowed Property is delivered and transferred to the Master Fund or the Special Fund and then Mr. Luce specifically disclaims beneficial ownership in the Escrowed Property except to the extent of its pecuniary interest therein.

----------
* The number of outstanding shares is based on the 34,265,663 voting shares the Company reported outstanding as of February 14, 2008, adjusted for warrants held by the Reporting Persons.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons in the past sixty days are set forth in Exhibit B.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A description of the Securities Purchase Agreement entered into on April 7, 2008, among the Master Fund, the Special Fund, Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., AIF IV/RRRR LLC, AP/RM Acquisition LLC and ST/RRRR LLC, is set forth in response to Item 4 above. Other than as described in Item 4, there have been no material changes from the Schedule 13D/A filed on February 12, 2008.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer
Exhibit C: Securities Purchase Agreement
Exhibit D: Form of Escrow Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


HMC Investors, L.L.C.

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


HMC - New York, Inc.

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbert Management Corporation

By: /s/ William R. Lucas, Jr.
-----------------------------


/s/ Philip Falcone
---------------------
Philip Falcone


/s/ Raymond J. Harbert
----------------------
Raymond J. Harbert


/s/ Michael D. Luce
---------------------
Michael D. Luce

April 9, 2008

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 3, dated April 9, 2008 relating to the Voting Common Stock of Skyterra Communications, Inc. shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


HMC Investors, L.L.C.

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


HMC - New York, Inc.

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbert Management Corporation

By: /s/ William R. Lucas, Jr.
-----------------------------


/s/ Philip Falcone
---------------------
Philip Falcone


/s/ Raymond J. Harbert
----------------------
Raymond J. Harbert


/s/ Michael D. Luce
---------------------
Michael D. Luce

April 9, 2008

                                                                       Exhibit B

                                    Exhibit B

                     Transactions in the Voting Common Stock
                     ---------------------------------------

         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

      Date of                Number of Shares          Price per Share
     Transaction              Purchase/(Sold)

         4/9/08                  7,151,336                  10.00

    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

      Date of                Number of Shares          Price per Share
     Transaction              Purchase/(Sold)

         4/9/08                  2,630,371                  10.00

                     Transactions in the Series 1-A Warrants
                     ---------------------------------------

         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

      Date of                Number of Shares          Price per Share
     Transaction              Purchase/(Sold)

         4/9/08                   489,534                  .009955

    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

      Date of                Number of Shares          Price per Share
     Transaction              Purchase/(Sold)

         4/9/08                   163,177                  .009955

                     Transactions in the Series 2-A Warrants
                     ---------------------------------------

         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

      Date of                Number of Shares          Price per Share
     Transaction              Purchase/(Sold)

         4/9/08                  1,920,137                 .009955

    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

      Date of                Number of Shares          Price per Share
     Transaction              Purchase/(Sold)

         4/9/08                   640,045                  .009955

SK 03773 0003 872715